Teachers Insurance and Annuity Association of America	John M. McCann
College Retirement Equities Fund	Associate General Counsel
8500 Andrew Carnegie Boulevard	Asset Management Law
Charlotte, NC 28262	(704) 988-6543 (tele)
(704) 988-1615 (fax)
jmccann@tiaa-cref.org

September 18, 2012

John Grzeskiewicz
Senior Counsel
Office of Disclosure and Review
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	TIAA-CREF Funds Post-Effective Amendment No. 60 to Registration Statement on Form N-1A (File Nos. 333-76651 and 811-09301)

Dear Mr. Grzeskiewicz:

          On behalf of the TIAA-CREF Funds (the “Registrant”), we are simultaneously with this letter filing Post-Effective Amendment No. 60 to the above-captioned registration statement on Form N-1A (the “Amendment”). The enclosed Amendment is marked to reflect changes from Post-Effective Amendment No. 57, which was filed with the Securities and Exchange Commission (“SEC”) on July 18, 2012 (the “initial filing”).

          Some of the changes made in the Amendment were in response to your comments on the prospectus and Statement of Additional Information (SAI) included in the initial filing, as relayed to me by telephone on August 21, 2012. Set forth below are responses to the staff’s comments on the initial filing.

          Note that at the same time as this filing, we will also be filing an acceleration request as correspondence, which will ask the staff to accelerate the effectiveness of this Amendment to September 21, 2012.

Statutory/Summary Prospectuses

          1. With respect to the Annual Fund Operating Expense fee table, please indicate why “Other Expenses” for the Retirement Class are higher than the Retail and other share classes of the TIAA-CREF Social Choice Bond Fund (the “Fund”).

          The “Other Expenses” for the Retirement Class of the Fund reflect a 0.25% fee payable by the Fund in connection with the Retirement Class Service Agreement between the TIAA-CREF Funds and Teachers Advisors, Inc. (“Advisors”), the investment adviser to the Fund. Under this agreement, Advisors provides or arranges for the provision of certain administrative and other shareholder services for Retirement Class shares of the Fund, including services associated with maintenance of Retirement Class shares on retirement plans or other platforms. All currently existing funds within the TIAA-CREF Funds trust having a Retirement Class participate in this arrangement. The other Fund share classes do not pay this fee. This agreement is described in the section of the Fund’s prospectus entitled “Other Services” beginning on page 27.

          2. Please confirm whether the Fund pays any Acquired Fund Fees and Expenses as footnote 2 to the Annual Fund Operating Expense fee table indicates that such fees, if any, are excluded from Total Annual Fund Operating Expenses.

          At this time, we estimate that the Fund will pay no Acquired Fund Fees and Expenses.

          3. Please indicate to what extent the Fund will invest in fixed-income securities rated below investment-grade and whether the Fund has any limit on such investments.

          The Fund has no strict limit on the extent to which it may invest in non-investment-grade fixed-income securities. While Advisors does not anticipate non-investment-grade fixed-income securities to be a substantial portion of the Fund’s investments, the Fund will likely have some exposure to these securities, which exposure will likely vary somewhat over time. We therefore have included disclosure regarding these securities in the opening paragraph of the Principal Investment Strategies section of the Fund’s prospectus and have also included non-investment-grade securities risk factor disclosure in the Principal Investment Risk section of the Fund’s prospectus.

          4. Please confirm whether the Fund considers structured, asset-backed, mortgage-backed and other similar securities to be “bonds” for the purposes of the 80% investment policy set forth in Rule 35d-1 under the Investment Company Act of 1940.

          We consider all of the security types listed above to be “bonds” for the purposes of Rule 35d-1 and indicate in the second and third sentences of the Principal Investment Strategies section of the Fund’s prospectus that “bonds include fixed-income securities of all types” and that “[t]he Fund invests in a broad range of…. bonds and fixed-income securities, including, but not limited to… mortgage-backed or other asset-backed securities.”

          5. Please confirm whether a 10% target allocation to proactive social investments as indicated in the Principal Investment Strategies section of the Fund’s prospectus is consistent with including the phrase “Social Choice” in the Fund’s name.

          We consider the phrase “Social Choice” to be appropriate to include in the Fund’s name as we anticipate approximately 95% of the Fund’s assets will be subject to certain social screening criteria or considered by Advisors to be consistent with the Fund’s investment and social objectives. In addition to the proactive social investment allocation mentioned above, the Fund’s prospectus indicates that corporate and certain foreign government issuers of fixed-income securities are also subjected to certain environmental, social and governance screening criteria provided by MSCI, Inc., a vendor to the Fund. In addition, Advisors has determined that investments in U.S. Government Securities are consistent with the Fund’s investment and social objectives. In the Principal Investment Strategies section of the Fund’s prospectus, we have inserted the following disclosure which clarifies this issue.

The Fund is not restricted from investing in any securities issued or guaranteed by the U.S. Government or its agencies or instrumentalities. Advisors considers investments in these securities to be consistent with the Fund’s investment and social objectives.

          6. Please confirm that the Fund’s investment adviser is familiar with, and that the Fund’s disclosure reflects guidance regarding, derivatives disclosure as set forth in the letter dated July 30, 2010 from Barry D. Miller, Associate Director, Office of Legal Disclosure, Securities and Exchange Commission to Karrie McMillan, General Counsel, Investment Company Institute (the “Derivatives Letter”).

          We can confirm that Advisors is familiar with, and that the Fund’s prospectus and SAI disclosure reflects guidance provided in the Derivatives Letter.

          7. Please confirm that the Fund’s prospectus or SAI indicates that the Fund is required to hold cash or liquid assets in a segregated account in connection with mortgage dollar roll transactions.

          In the section of the Fund’s SAI entitled “Mortgage Dollar Rolls” set forth on pages B-24 and B-25, we indicate that “[t]he Fund will hold and maintain in a segregated account until the settlement date cash or liquid assets in an amount equal to the forward purchase price.”

          8. Please add to the “Credit Risk” factor set forth in the Fund’s prospectus a reference to counterparty credit risk as it appears the Fund may engage in certain derivative transactions.

          The “Derivatives Risk” factor currently set forth in the Fund’s prospectus indicates that “[t]he Fund may also use more complex derivatives such as swaps that might present liquidity, credit and counterparty risk.” As counterparty risk is most relevant in connection with certain derivatives transactions, we believe this is an appropriate place to include this disclosure rather than in the general Credit Risk factor disclosure.

          9. Please confirm that the Fund’s prospectus or SAI indicates that in connection with mortgage dollar roll transactions, the Fund may receive lower-quality securities and that this may increase the Fund’s sensitivity to changes in interest rates.

          We have added the following disclosure to the section of the Fund’s SAI entitled “Mortgage Dollar Rolls” set forth on pages B-24 and B-25.

A risk associated with mortgage dollar roll transactions includes the fact that a Fund could receive securities with investment characteristics that could be different than those originally sold by the Fund, which may adversely affect the sensitivity of the Fund to changes in interest rates.

          10. Please move the section of the Fund’s prospectus entitled “Advisor’s Prior Performance of a Substantially Similar Composite” outside of the summary portion of the statutory prospectus. Please also indicate upon which no-action letter inclusion of this insert is based. Please also provide additional information about the single discretionary account referenced by this section, including information about the type of account and its regulatory status.

          The prospectus section entitled “Advisor’s Prior Performance of a Substantially Similar Composite” has been moved to a location immediately preceding the section of the Fund’s statutory prospectus entitled “Management of the Fund” set forth on page 24. This disclosure has been included in the Fund’s prospectus in reliance on the SEC Staff’s no-action positions taken in GE Funds (pub. avail. Feb. 7, 1997), Nicholas-Applegate Mutual Funds (pub. avail. Feb. 7, 1997), and Nicholas-Applegate Mutual Funds (pub. avail. Aug. 6, 1996). The single discretionary account described in this section is an unregistered institutional separately managed account with approximately $95 million in assets.

          11. Please clarify the use of the term “composite” in connection with the Fund’s presentation of the performance of a composite consisting of a single discretionary account in the section of the Fund’s prospectus entitled “Advisor’s Prior Performance of a Substantially Similar Composite.”

          This section of the Fund’s prospectus uses the term “composite” as it provides performance data with respect to the Social Choice Fixed-Income investment strategy of Advisors. Advisors currently offers approximately twenty-four different investment strategies. The performance results of each investment strategy is calculated and reported in a manner consistent with the Global Investment Performance Standards (GIPS) maintained by the CFA Institute. Currently, Advisors manages one discretionary account in the Social Choice Fixed-Income investment strategy. Advisors, however, hopes to manage additional accounts in this strategy and would include the performance of those accounts into this composite, as appropriate.

          12. Please expand the discussion of the social screening criteria employed by the Fund, the Fund’s use of mortgage-dollar rolls and, if appropriate, the Fund’s investment strategy in the section of the prospectus entitled “Additional Information About Investment Strategies and Risks.”

          We have added the following paragraph regarding the social criteria utilized by the Fund to the section of the Fund’s prospectus entitled “Additional Information About Investment Strategies and Risks.”

          The ESG screening criteria utilized by the Fund evaluates corporate issuers of fixed-income securities in connection with certain environmental, social and governance assessment categories. Examples of environmental assessment categories are: management systems, types of products and services produced, natural resource use, effect on climate change and waste and emissions. Social evaluation categories include the treatment of employees and suppliers and dealings with the community and society at large. Governance assessment categories include governance structure, business ethics, transparency and reporting and response to shareholder resolutions. The Fund has the right to change the social screen vendor(s) at any time and to change the number of vendors providing this service.

          We have inserted the following discussion into the Principal Investment Strategies section of the Fund’s prospectus regarding the Fund’s use of mortgage dollar rolls.

          The Fund may also use a trading technique called “mortgage rolls” or “dollar rolls” in which the Fund “rolls over” an investment in a mortgage-backed security before its settlement date in exchange for a similar security with a later settlement date.

          We moved the following discussion from the Principal Investment Strategies section of the Fund’s prospectus into the Additional Information About Investment Strategies and Risks section of the Fund’s prospectus.

          The Fund may use an investment strategy called “mortgage rolls” (also referred to as “dollar rolls”), in which the Fund sells securities for delivery in the current month and simultaneously contracts with a counterparty to repurchase similar (same type, coupon and maturity) but not identical securities on a specified future date. The Fund loses the right to receive principal and interest paid on the securities sold. However, the Fund would benefit to the extent of any price received for the securities sold and the lower forward price for the future purchase (often referred to as the “drop”) plus the interest earned on the short-term investment awaiting the settlement date of the forward purchase. If such benefits exceed the income and gain or loss due to mortgage repayments that would have been realized on the securities sold as part of the mortgage roll, the use of this technique will enhance the investment performance of the Fund compared with what such performance would have been without the use of mortgage rolls. Realizing benefits from the use of mortgage rolls depends upon the ability of Advisors to predict correctly mortgage prepayments and interest rates.

          13. Please disclose in the Fund’s prospectus or SAI that the Fund is required to hold cash or liquid assets in a segregated account in an amount equal to the full notional amount of any credit default swap.

          The section of the Fund’s SAI entitled “Segregated Accounts” set forth on page B-27, contains the following disclosure which addresses the Fund’s segregation obligations generally. It has been modified to indicate that credit default swap transactions are also subject to certain segregation requirements.

Segregated Accounts. In connection with when-issued securities, firm commitments, CDS transactions and certain other transactions in which a Fund incurs an obligation to make payments in the future, the Fund involved may be required to segregate assets with its custodian bank or within its portfolio in amounts sufficient to settle the transaction. To the extent required, such segregated assets can consist of liquid assets, including equity or other securities, or other instruments such as cash, U.S. Government securities or other obligations as may be permitted by law.

          14. Please confirm that the disclosure of the Fund’s market timing policy set forth in the Fund’s prospectus describes the policy “with specificity” as required by Item 11(e)(4)(iii) of Form N-1A.

           Upon review, we have determined that the discussion of the Fund’s market timing policy as set forth in the Fund’s prospectus meets this standard.

          15. Please consider including in the Glossary definition of the term “duration” as set forth in the Fund’s prospectus a numerical example that explains the impact of duration on the performance of the Fund.

We have added the following disclosure to the end of the Glossary definition of the term “duration” as set forth in the Fund’s prospectus:

          For example, the price of a bond with a duration of two years will rise (fall) two percent for every one percent decrease (increase) in its yield.

* * * * *

          The disclosure in the Amendment is the responsibility of the Registrant. The Registrant acknowledges that the action of the SEC or its staff acting pursuant to delegated authority in declaring the Amendment effective, or accelerating the effective date thereof, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosures therein. The Registrant also represents to the SEC that should the SEC or its staff declare the Amendment effective or accelerate the effective date thereof, the Registrant will not assert this action as a defense in any proceeding initiated by the SEC or any other person under the federal securities laws of the United States.

          If you have any questions, please do not hesitate to call me at (704) 988-6543.

Very truly yours,

/s/ John M. McCann

John M. McCann

cc:	Stewart P. Greene
Managing Director and General Counsel, Investment Advisors, TIAA-CREF